November 5, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	TELA Bio, Inc.
Registration Statement on Form S-1 (as amended) (SEC File No. 333-234217)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of TELA Bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on November 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 622 copies of the Preliminary Prospectus dated October 29, 2019 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Jefferies LLC

Piper Jaffray & Co.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

JEFFERIES LLC

By:	/s/ Michael Robinson
	Name:	Michael Robinson
	Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Neil A Riley
	Name:	Neil A Riley
	Title:	Managing Director, Equity Capital Markets Head of Syndicate

As representatives of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]